Exhibit 99.2

| © All rights reserved Kornit Digital 2018 1 KORNIT DIGITAL (NASDAQ: KRNT) Q 1 2020 Earnings Call – Supporting Slides

©   Kornit Digital. All rights reserved. SAFE HARBOR  This presentation contains forward - looking statements within the meaning of U . S . securities laws . All statements other than statements of historical fact contained in this presentation are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “ may, ” “ will, ” “ should, ” “ expects, ” “ plans, ” “ anticipates, ” “ believes, ” “ estimates, ” “ predicts, ” “ potential ” or “ continue ” or the negative of these terms or other comparable terminology . These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry ’ s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved . You should read the Company ’ s most recent annual report on Form 20 - F, filed with the U . S . Securities and Exchange Commission on March 23 , 2020 , including the Risk Factors set forth therein, completely and with the understanding that our actual future results may be materially different from what we expect . Specifically, we face the risk that the duration of the global COVID - 19 pandemic may be extensive, which could continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers . Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

©   Kornit Digital. All rights reserved. SPEAKERS ON TODAY ’ S CALL  Ronen Samuel CEO Guy Avidan CFO

CREATE A BETTER WORLD WHERE EVERYBODY CAN BOND, DESIGN AND EXPRESS THEIR IDENTITIES, ONE IMPRESSION AT A TIME OUR VISION

| © All rights reserved Kornit Digital 2018 5 BUSINESS HIGHLIGHTS RONEN SAMUEL CEO

©   Kornit Digital. All rights reserved.  Q 1 2020 & CURRENT UPDATE • Enthusiastic to see global progress on lockdown exit strategies and pick - up in business activity • Acted decisively to ensure safety of our staff, while maintaining business continuity » Manufacturing and R& D operated throughout the period (staggered shifts) » Service continued working closely with our customers » Sales and marketing remained highly engaged with customers, prospects and industry leaders • Partnered with manufacturers and large brands for PPE, with our inks and systems • At this point, all manufacturing and R&D sites fully staffed again, experience centers open; operating in - line with safety guidelines of local authorities • Q 1 2020 results reflect immediate short - term impact of COVID - 19 • Already witnessing a very strong recovery path back to growth

©   Kornit Digital. All rights reserved.  INDUSTRY IN AN INFLECTION POINT • Crisis fundamentally changing behaviors in textile industry, both on demand and supply side • We believe this is an inflection point in the continued adoption of digital production of textile • E - commerce has gone from a growing channel to the only channel of operation » We expect this to have a long - lasting effect on consumers » Existing supply chains are not adequate to support successful e - commerce business models at scale. » The industry needs to adopt agile, digital, sustainable on - demand manufacturing models to succeed on that channel • Traditional retail will return, but crisis exposed massive inefficiencies associated with the classic supply and demand offshore operating model in place » Resulting in massive inventory write - offs and a continued environmental disaster. Mega trends that have been fueling our growth are only going to accelerate once the short - term impacts subside

# ACTIVITY & BUSINESS MOMENTUM

- Customer sites are reopening and strategic accounts with big projects have reengaged
- Some major orders expected in Q1 2020 have already been received in Q2 2020
- Partners in the online customized design segment, as well as brands/retailers with solid ecommerce on-demand models remain very active
  - Expect summer activity and gear up for holiday season
  - A great example is Printful, experiencing very strong demand through the pandemic; investing in 6 additional Atlas systems as part of a larger planned investment



PRINTFUL
printful • Follow
printful Our production times are still taking longer than usual and we're not as quick to respond to chats and emails. We're finding it harder to deliver as fast as usual during this pandemic. Please regularly check our FAQ for the latest updates and fulfillment estimates printful.com/covid-19 Covid-19 has presented us with unique challenges. but we're determined to continue supporting our customers while keeping our employees safe. The entire Printful team is doing their best to keep up with demand so you can run your business, and we appreciate that you're with us. People are adjusting to new routines and returning to ecommerce, and weeks-
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- Recent developments highlight importance for brands and retailers of embracing flexible digitally enabled on-demand production models
  - One of our accounts in North and Central America working with retailers for flexible inventory management makes strategic investment in 6 new Atlas systems
  - Strong testament to success of go-direct model



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© 2020 Kornit Digital. All rights reserved.

Kornit Digital
bonding matters

# ACTIVITY & BUSINESS MOMENTUM

- Pleased with early reception of Vulcan Plus, largest system addressing high volumes of short to mid-run production orders
  - ➢ Regional account addressing proximity production needs adding second system, as part of a larger investment

- Interest in Presto continues to be strong
  - ➢ Robusto Softener released in March is a game-changer as it allows Kornit Presto users to manufacture on demand for top retail and fashion brands, with no compromise on hand-feel
  - ➢ Spoonflower, long-time visionary partner, placed an order for 4 additional Presto systems to respond to the increased demand they are experiencing for their innovative on-demand offerings

- Partnership with global strategic account as strong as ever
  - ➢ Investing in preparation, resources planning and operations readiness required to deliver on ambitious growth plans in North America, Europe and Asia







Spoonflower

Kornit Digital
bonding matters

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© 2020 Kornit Digital. All rights reserved.

©   Kornit Digital. All rights reserved.  WELL POSITIONED • Pipeline is getting stronger • Leadership position has only strengthened • Irresponsible to provide guidance for second quarter, considering high macro volatility levels: » At this point, we expect to do significantly better than consensus revenues estimates, with at least 30 % sequential growth in Q 2 2020 compared to Q 1 2020 » We expect to deliver high single - digit year - over - year revenues growth in the second half of 2020 , with Gross Margin in a similar range to the second half of 2019 and a positive operating profit for the entire year • We believe the market is now moving more decidedly in our direction and we are ready to execute

| © All rights reserved Kornit Digital 2018 11 Q 1 2020 FINANCIAL OVERVIEW GUY AVIDAN CFO

©   Kornit Digital. All rights reserved. QUARTERLY WARRANTS IMPACT $ In thousands except per share amounts  Net of Warrants Impact Warrants Impact K$/BPS/EPS Net of Warrants Impact Warrants Impact K$/BPS/EPS Net of Warrants Impact Warrants Impact K$/BPS/EPS Revenues $26,212 $564 $26,776 $48,650 $1,131 $49,781 $38,590 $560 $39,150 Gross Profit $8,661 $9,225 $24,418 $25,549 $17,556 $18,116 Gross Margin 33.0% 141 BPS 34.5% 50.2% 113 BPS 51.3% 45.5% 78 BPS 46.3% Operating Profit -$10,499 -$9,935 $5,822 $6,953 $2,042 $2,602 Operating Margin -40.1% 295 BPS -37.1% 12.0% 200 BPS 14.0% 5.3% 135 BPS 6.6% Net Profit -$8,905 -$8,341 $7,071 $8,202 $1,614 $2,174 Net Margin -34.0% 282 BPS -31.2% 14.5% 194 BPS 16.5% 4.2% 137 BPS 5.6% Diluted EPS -$0.22 $0.02 -$0.20 $0.17 $0.02 $0.19 $0.04 $0.02 $0.06 Q1 20 Q4 19 Q1 19

©   Kornit Digital. All rights reserved. Q 1 2020 FINANCIAL RESULTS GAAP Non - GAAP Q1 2020 Q1 2019 YoY Change Q1 2020 Q1 2019 YoY Change Total Revenue $26.2 $38.6 ($12.4) $ 26.2 $38.6 ($12.4) Gross Profit $8.0 $15.7 ($7.7) $ 8.7 $17.6 ($8.9) Operating Income (Loss) ($13.0) ($1.1) ($11.9) ($ 10.5 ) $2.0 ($12.5) Net Income (Loss) ($10.1) ($1.2) ($8.9) ($ 8.9 ) $1.6 ($10.5) Diluted EPS ($0.25) ($0.03) ($0.22) ($ 0.22 ) $0.04 ($0.26) Diluted Shares (M) 40.8 35.1 5.7 40.8 36.4 4.4 $ In millions except per share and share amounts

©   Kornit Digital. All rights reserved. QUARTERLY REVENUES Geographic Revenue Split • Revenues of $ 26 . 2 million vs . $ 38 . 6 million in prior year, decrease of 32 . 1 % YoY and 46 . 1 % QoQ • A global customer accounted for 8 . 5 % of revenues compared to 7 . 7 % in prior year • 10 largest accounts represented 49 . 0 % of revenues compared to 52 . 9 % in prior year

©   Kornit Digital. All rights reserved. QUARTERLY GROSS MARGIN AND OPEX Q1 2020 Q1 2019 Research & Development 23.4% 13.5% Sales & Marketing 29.4% 17.6% General & Administrative 20.3% 9.0% Total Operating Expenses 73.1% 40.1% • Non - GAAP gross margin of 33 . 0 % decreased from 45 . 5 % in Q 1 2019 attributed to decline in top line and less favorable product mix • Non - GAAP operating expenses of $ 19 . 2 million increased 23 . 5 % year over year

©   Kornit Digital. All rights reserved. QUARTERLY P&L KPI Q1 2020 Q1 2019 Non - GAAP Operating Income (Loss) ($10.5) $2.0 Non - GAAP Net Income (Loss) ($8.9) $1.6 Non - GAAP Diluted EPS ($0.22) $0.04 GAAP Net Income (Loss) ($10.1) ($1.2) GAAP Diluted EPS ($0.25) ($0.03) Adjusted EBITDA ($9.2) $3.5 $ In millions except per share amounts

©   Kornit Digital. All rights reserved. QUARTERLY BALANCE SHEET AND CASH FLOW Cash From Operating Activities Balance Sheet $ In millions Q1 2020 Q4 2019 Q1 2019 Cash, Bank Deposits and MK Securities $247.5 $263.7 $124.3 Trade Recievables $32.8 $40.5 $26.0 Inventory $46.6 $37.5 $34.9 Trade Payables $23.0 $23.4 $19.3 Net Working Capital $209.0 $207.7 $75.4 0.4 (3.7) (13.1) Q 1 2019 Q 4 2019 Q1 2020  $ In millions

©   Kornit Digital. All rights reserved. WARRANTS IMPACT AND VESTING * Revenue recognition base impact ** Collection base impact 2.03 0.94 1.41 0.15 0.39 0.04 1.49 1.66 1.39 0.56 0.97 2.43 1.13 0.56 2.03 2.97 4.38 4.53 4.93 4.97 6.46 8.12 9.50 10.06 11.04 13.46 14.60 15.16 - 2.00 4.00 6.00 8.00 10.00 12.00 14.00 16.00 18.00 20.00 Warrants Impact * Warrants $M Accumulative $M 0.17 0.17 - - 0.17 0.09 - 0.26 0.17 0.09 0.09 0.09 0.33 0.11 0.17 0.34 0.34 0.34 0.51 0.60 0.60 0.86 1.03 1.11 1.20 1.28 1.61 1.72 - 0.20 0.40 0.60 0.80 1.00 1.20 1.40 1.60 1.80 Warrants Vesting ** Full T #M Full T Accumulative #M

©   Kornit Digital. All rights reserved. AMAZON WARRANTS AGREEMENT • 2 , 932 , 176 warrants to purchase ordinary shares of the Company at an exercise price of $ 13 . 04 were issued to Amazon as a customer incentive . The warrants are subject to vesting as a function of payments for purchased products and services of up to $ 150 million beginning on May 1 , 2016 , with the shares vesting incrementally each time Amazon makes a payment totaling $ 5 million to the Company . As of March 31 , 2020 , 1 , 722 , 639 warrants are exercisable • The Company utilized the Monte Carlo simulation approach to estimate the fair value of the warrants . We early adopted the new guidance as of January 1 , 2019 and will use the fair value of the unvested warrants on the adoption date rather than upon the later vesting dates in order to determine the reduction of the transaction price • The Company recognized a reduction to revenues of $ 0 . 6 million both during the first quarter of 2020 and the first quarter of 2019 ( $ 5 . 1 million during the year ended December 31 , 2019 )

| © All rights reserved Kornit Digital 2018 20 CREATE A BETTER WORLD WHERE EVERYBODY CAN BOND, DESIGN AND EXPRESS THEIR IDENTITIES, ONE IMPRESSION AT A TIME OUR VISION

©   Kornit Digital. All rights reserved. WARRANTS IMPACT CHANGE IN ASU 2019 - 08 Q1 2019 Q2 2019 Q3 2019 Q4 2019 2019 GAAP prior to adoptation of ASU 2019-08 38,161 43,890 44,581 48,649 175,281 Warrants impact prior to adoptation of ASU 2019-08 989 2,416 5,143 1,130 9,678 Warrants impact % 2.5% 5.2% 10.3% 2.3% 5.2% Warrants impact after adoptation of ASU 2019-08 560 974 2,429 1,130 5,093 Warrants impact % 1.4% 2.2% 5.2% 2.3% 2.8% GAAP after adoptation of ASU 2019-08 38,590 45,332 47,295 48,649 179,866